                                                                    EXHIBIT 99.2


              INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL CONTROL

We have examined management's assertion (Exhibit 99.1) that MetLife Capital Corporation maintained an effective internal control structure over servicing of the Receivable held by MetLife Capital Equipment Loan Trust 1997-A, as of December 31, 1997, and for the period from May 1, 1997 (inception) to December 31, 1997, for the servicing of the Receivables under the terms of the Transfer and Servicing Agreement dated May 1, 1997, based on criteria for effective internal control over financial reporting described in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included obtaining an understanding of the internal control structure as it related to the servicing of the Receivables performed by MetLife Capital Corporation, testing and evaluating the design and operating effectiveness of the internal control structure, and such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

Because of the inherent limitations in any internal control structure, errors or irregularities may occur and not be detected. Also, projections of any evaluation of internal control structure to future periods are subject to the risk that the internal control structure may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assertion that MetLife Capital Corporation maintained an effective internal control structure over servicing of the Receivables held by MetLife Capital Equipment Loan Trust 1997-A, as of December 31, 1997, and for the period from May 1, 1997 (inception) to December 31, 1997, insofar as such structure relates to the servicing of the MetLife Capital Equipment Loan Trust 1997-A Receivables performed by MetLife Capital Corporation under the terms of the Transfer and Servicing Agreement is fairly stated, in all material respects, based upon criteria established in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission.

March 19, 1998

/S/ Deloitte & Touche LLP

Seattle, Washington